

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

   Re: American Realty Capital Properties, Inc.
     Amendment No. 1 to Registration Statement on
     Form S-4
     Filed September 4, 2013
     File No. 333-190056

Dear Mr. Schorsch:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Reference is made to your response to comment 1. We will review the financial information relating to probable acquisitions by the Company when they are filed via one or more Forms 8-K and then incorporated by reference within your S-4. We may have additional comments.

2. We note your response to comment 2 and your reliance on several no action letters. Please provide us with confirmation that you will comply with the relevant provisions outlined on the referenced letters.

3. We note your response to comment 3. Please tell us how your adjustments of merger and other transaction costs, loss on contingent value rights, early extinguishment of debt, loss on derivative instruments, interest on convertible debt obligation to preferred investors,

and interest on convertible debt are consistent with the NAREIT definition of FFO or
revise your reconciliation accordingly.

What is the proposed transaction, page vi

4.   Please tell us how you determined the "value per share consideration" and "cash
additional consideration" figures.

Accounting Treatment of the Merger, Page 17

5.   We have considered your response to comment 12.   Please expand your disclosures to
include a statement outlining the basis within U.S. GAAP you are relying upon consistent
with your response (i.e. American Realty Properties, Inc. (ARCP) and American Realty
Capital Trust IV (ARCT IV) are variable interest entities under the common control
of AR Capital, LLC (ARC), which is the primary beneficiary of both entities).

Lease Expirations, page 59

6.   We note your response to comment 17. Please tell us why providing the information on
an average basis is preferred over a gross basis.

Recommendation of the ARCP Board and Its Reasons for the Merger, page 92

7.   We note the revised disclosure on page 94 in response to comment 23. Please revise to
provide more details of how management and the board arrived at the price. Discuss
specifically how the IPO share price, dilution, if any, experienced from fees and
distributions, and the recent nature of the acquisitions impact the price determination,
which appears to be 20% greater than the IPO price, impacted their determination. While
ARCT IV did not undertake an NAV calculation, clarify if the ARCP board undertook
such analysis to arrive at the consideration. If not explain why. As you refer to your
financial advisor, please tell us the role, if any, such advisor had in determining the
consideration.

Certain Prospective Financial Information Reviewed by ARCP and by ARCT IV, pages 107 and
118

8.   We note your response to comment 24. Please explain to us how management
determined the reasonableness of the projections disclosed in these two sections.
Describe the key assumptions used and also compare the projections to the historical
measures for both companies.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

General

9.   We note your revision to the introduction indicating that the unaudited pro forma
        Consolidated Statements of Operations is as if the GE Capital Portfolio had been
        purchased at the beginning of each period. Please revise your filing to present this
        transaction as if it was consummated at the beginning of the fiscal year presented, and
        carried forward through any interim period presented. Please refer to Article 11 of
        Regulation S-X.

10.   We have considered your response to comment 27 and noted your removal of the
        disclosures where you reference a pipeline of properties expected to close in
        2013.   Please confirm that none of these properties previously discussed were probable
        for consideration of inclusion within pro-forma financial statements and possible need for
        3-14 financial statements.

Results of Operations, Appendix I-90

11.   Please tell us how your presentation of NOI in this section is consistent with Item 10(e)
        of Regulation S-K.

Annex A

12.   The penultimate paragraphs of the Duane Morris LLP and Weil, Gotshal & Manges LLP
        appear to limit investor reliance on the opinion. Please revise to remove this limitation.

American Realty Capital Properties, Inc.

Form 10-K for the year ended December 31, 2012

General

13.   We have considered your response to comment 38.   Please note that our comment relates
        to your evaluation of potential significant asset concentrations which includes financial
        statements of significant triple net leases where the property involved exceeds 20% of
        your total assets.   We believe that you should consider significant asset concentrations
        when preparing Exchange Act annual reports.   As a result, we reissue our
        comment.   Please tell us if you have triple net leased one or more real estate properties to
        a single tenant where such properties exceed 20% of your assets. To the extent you have
        significant lessees, please tell us how you determine it was not necessary to provide
        audited financial statements or for public companies, refer investors to a publicly-
        available website with the lessee's SEC filed financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel